# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TEMPLETON DRAGON FUND INC, CIK 0000919893
CUSIP: 88018T101
Title of class of securities: TEMPLETON DRAGON FUND INC
Address of issuer's principal executive offices: 300 S.E. 2ND STREET, FORT LAUDERDALE, Florida (FL), 33301-1923
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001007280
Persons authorized to receive notices and communications: Public Employees Retirement, 277 East Town Street, Columbus, Ohio (OH), 43215, (614) 224-9075

## Reporting persons
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (CIK 0001007280): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); source of funds: other (OO); sole voting power 1,191,699; sole dispositive power 1,191,699; 4.7% of the class

## Item 1. Security and Issuer
Title of class of securities: TEMPLETON DRAGON FUND INC
Name of issuer: TEMPLETON DRAGON FUND INC
Address of issuer's principal executive offices: 300 S.E. 2ND STREET, FORT LAUDERDALE, Florida (FL), 33301-1923

## Item 2. Identity and Background
Name of person filing: Public Employees Retirement System of Ohio
Residence or business address:
277 East Town Street
Columbus, OH 43215
Present principal occupation or employment: Public Employees Retirement System of Ohio
Criminal convictions in the last five years: No

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares were purchased or sold in the open market using client assets under management

## Item 4. Purpose of Transaction
Purpose of transaction: The transactions on the securities referred to herein are for investment purposes. OPERS may make further purchases of shares of stock from time to time and may dispose of any or all of the shares of stock held at any time. OEPRS has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (b)-(j) of item 4 of Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1,191,699
4.73%

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth herein, there is no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between OPERS and any person or entity.

## Signatures
- PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO: Jennifer Starr, Chief Financial Officer (01/12/2026)